

Mail Stop 4561

January 26, 2018

Larry Page
Chief Executive Officer
Alphabet, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Alphabet, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed October 27, 2017**
> **File No. 001-37580**

Dear Mr. Page:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services